SEC Mail Processing Section

MAR 11 2009

Washington, DC 105

K9 3/17

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on]

09056281

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

revised

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K KWAN, CPA NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K KWAN, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

56 SAINT JAMES PLACE (Address) NEW YORK (City) NEW YORK (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25/09

OATH OR AFFIRMATION

I, PATRICK Y LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2011

Patrick Y. Lee 3/3/09
Signature

President
Title

3/3/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Traderfield Securities, inc. (the "Company") is a New York corporation organized on June 6, 1987 The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission.

Revenue

The Company's primary revenue is from Commission. Commission fees are recorded on an accrual basis when earned.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed over the estimated useful lives of the assets using the straight line method over 7 years.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.

2. SEC RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in New York, NY from a company under common control under a lease which expires December 31, 2012. The lease calls for annual payments of approximately $84,000.00 in 2009.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $331,334.00 which was $281,334.00 in excess of its required net capital of $50,000.

5. COMPUTATION OF NET CAPITAL

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

FINRA™
Financial Industry Regulatory Authority

Certified Mail 7007 1490 0004 0227 1112

February 27, 2009

Patrick Y. Lee
President
Traderfield Securities Inc.
109 Lafayette Street - #502
New York, NY 10013-4143

Re: Traderfield Securities Inc. - #20130

Dear Mr. Lee:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> **A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealers corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material difference existed, a statement so stating - SEC Rule 17-a5(d)(4)**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of Rule 8210, we request that you immediately send one copy of the item(s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 13, 2009. Questions may be addressed to Karen Davis at (212) 858-3913.

Sincerely,

Dolores Josiah
Dolores Josiah
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Sandy Sadwin, SEC

Daniel K. Kwan, CPA, PLLC

One Liberty Plaza
165 Broadway
New York, NY
10006-1404

t 212 858 4000
f 212 858 4189
www.finra.org